March 18, 2019

VIA EMAIL AND EDGAR

Daniel F. Duchovny, Esq. Special Counsel U.S. Securities and Exchange Commission Division of Corporation Finance Office of Mergers and Acquisitions 100 F Street, N.E. Washington, DC 20549

Re:	Entegris, Inc.

Registration Statement on Form S-4

Filed February 28, 2019

File No. 333-229931

Dear Mr. Duchovny:

This letter relates to comments received by Entegris, Inc. (“Entegris” or the “Company”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated March 14, 2019 (the “Comment Letter”), with respect to the Registration Statement on Form S-4, File No. 333-229931, filed with the Commission on February 28, 2019 (the “Registration Statement”).

Daniel F. Duchovny

March 18, 2019

We note that, in connection with this letter, we are filing an amendment to the S-4 (“Amendment No. 1”) electronically via the EDGAR system on the date hereof.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold and responds to the number comment contained in the Comment Letter, followed by the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1. All page references in the responses set forth below refer to pages of Amendment No. 1.

Summary, page 15

1.

Please revise the disclosure relating to the governance of the combined company on page 22 and elsewhere in your registration statement to state who will select the four individuals designated by each company to serve on the board of directors of the combined company and the basis upon which those individuals will be selected.

In response to the Staff’s comment, the Company has added responsive disclosure on pages 23, 24, 25, 124, 172, 173 and 178.

2.

Please revise the disclosure relating to the regulatory approvals necessary to close the merger on page 24 and elsewhere in your registration statement to state the foreign jurisdictions from which you will need such approval.

In response to the Staff’s comment, the Company has added responsive disclosure on pages 14, 26, 46, 47 and 122.

The Merger, page 77

3.

We note that the disclosure under the caption “Certain Estimated Synergies” (page 115) you disclose estimated synergies from the merger within 12 months of the closing of $75 million. We note in your letter to shareholders dated March 8, 2019 that your estimate of synergies is currently $125 million. Please update your disclosure in the registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 121.

Form of Proxy Card

4.	Please revise the forms of proxy to clearly identify each as being preliminary. Refer to Rule 14a-6(e)(1) of Regulation 14A.

Daniel F. Duchovny

March 18, 2019

In response to the Staff’s comment, the Company has revised the forms of proxy attached as Exhibits 99.4 and 99.5 to Amendment No. 1.

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If the Staff has any questions with respect to the foregoing, or if any additional supplemental information is required, please contact me at
(212) 403-1343 or by email at MGordon@wlrk.com.

Very truly yours,

/s/ Mark Gordon

Mark Gordon

cc:	Joseph Colella, Assistant General Counsel, Entegris, Inc.